Contact

www.linkedin.com/in/corey-wood-elixir (LinkedIn)

elixirkombucha.com (Company)

Corey Wood

Co-founder Elixir Kombucha
Louisville, Kentucky, United States

Experience

Elixir Kombucha
Co-Founder and CEO
December 2015 - Present (7 years)
Louisville, Kentucky, United States

Kombucha Brewers International
Board Member
May 2019 - Present (3 years 7 months)

UofL Health
RN
January 2011 - Present (11 years 11 months)

Education

University of Louisville
Bachelor of Science (B.S.), Registered Nursing/Registered Nurse · (2006 - 2010)